Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Ave

New York, NY 10017

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

April 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneCo Ltd. Registration Statement on Form F-1 (File No. 333-230642)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of StoneCo Ltd. an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 04:00 p.m. Eastern Daylight Time on April 2, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we have distributed 1,518 copies of the Company’s Preliminary Prospectus dated April 1, 2019 to prospective underwriters, institutional investors, dealers and others.

Very truly yours, Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
	Name:	Facundo Vazquez
	Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
	Name:	Alejandra Fernandez
	Title:	Vice President

Morgan Stanley & Co. LLC

By:	/s/ Santiago Stel
	Name:	Santiago Stel
	Title:	Executive Director

Citigroup Global Markets Inc.

By:	/s/ Alexander G. Ivanov
	Name:	Alexander G. Ivanov
	Title:	Managing Director